UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 6703-04, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On June 9, 2025, Metalpha Technology Holding Limited (the “Company”) posted a press release (the “Press Release”) and an investor presentation (the “Presentation”), in which the Company announced that the Company’s estimated income for the year ended March 31, 2025 was approximately US$40 million. The Company also provided an update about the enhancement on its investor relations website at ir.metalpha.net. The Press Release and Presentation is respectively furnished hereto as the Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 6-K.

The foregoing income is based on preliminary unaudited information and management estimates for the year ended March 31, 2025, is not a comprehensive statement of the Company’s financial results as of and for the fiscal year ended March 31, 2025, and is subject to completion of the Company’s financial closing procedures. The Company’s independent registered public accounting firm has not conducted an audit or review of, and does not express an opinion or any other form of assurance with respect to, this preliminary estimate.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated June 9, 2025.
99.2	Investor Presentation, dated June 9, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: June 9, 2025

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